SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
DISH NETWORK CORPORATION
(Name of Subject Company (Issuer))
ECHOSTAR CORPORATION
(Name of Filing Person (Offeror and Affiliate of Issuer))
0% Convertible Notes due 2025 and 3.375% Convertible Notes due 2026
(Title of Class of Securities)
25470MAF6 (2025 Notes) and 25470MAB5 (2026 Notes)
(CUSIP Number of Class of Securities)
Dean A. Manson
Chief Legal Officer and Secretary
EchoStar Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Jonathan Michels Andrew J. Ericksen Laura Katherine Mann White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Timothy A. Messner Secretary DISH Network Corporation 9601 South Meridian Boulevard Englewood, Colorado 80112 (303) 723-1000	John Tripodoro Ariel Goldman Tristan Manley Cahill Gordon & Reindel LLP 32 Old Slip, New York, New York 10005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO filed by EchoStar Corporation (“EchoStar”) with the Securities and Exchange Commission (the “SEC”) on October 11, 2024 (as so amended, this “Schedule TO”).
This Schedule TO relates to offers pursuant to which EchoStar is offering to exchange (the “exchange offers”) any and all of the 0% Convertible Notes due 2025 (the “DISH Network 2025 Notes”) issued by DISH Network Corporation (“DISH Network”) and any and all of the 3.375% Convertible Notes due 2026 issued by DISH Network (the “DISH Network 2026 Notes,” together with the DISH Network 2025 Notes, the “Existing Notes”), for aggregate principal amount of up to $2,381,000,000 of 6.75% Senior Secured Notes due 2030 (the “EchoStar Exchange Notes”) and $1,950,000,000 of 3.875% Convertible Senior Secured Notes due 2030 (the “EchoStar Convertible Notes” and, together with the EchoStar Exchange Notes, the “EchoStar Notes”) to be issued by EchoStar.
Concurrently with the exchange offers, EchoStar is also soliciting consents (the “consent solicitations”) from each holder of the Existing Notes, upon the terms and conditions set forth in this prospectus, to certain proposed amendments (the “proposed amendments”) to (1) the Indenture, dated as of December 21, 2020, between DISH Network and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of December 29, 2023 (as further amended, modified or supplemented prior to the date hereof, the “DISH Network 2025 Indenture”), related to the DISH Network 2025 Notes, (2) the Indenture, dated as of August 8, 2016, between DISH Network and U.S. Bank National Association, as trustee (as supplemented by the First Supplemental Indenture, dated as of December 29, 2022, the “DISH Network 2026 Indenture” and, together with the DISH Network 2025 Indenture, the “DISH Network Indentures”), related to the DISH Network 2026 Notes and (3) the Existing Notes.
The exchange offers and consent solicitations commenced on October 10, 2024 and shall expire at one minute after 11:59 p.m., Eastern time, on November 7, 2024, unless extended or earlier terminated by EchoStar. The exchange offers and consent solicitations are made on the terms and subject to the conditions contained in the prospectus and consent solicitation statement (the “Prospectus”), which forms a part of the Registration Statement on Form S-4, dated October 10, 2024 (the “Registration Statement”), as the same may be amended or supplemented.
On November 1, 2024, EchoStar filed Amendment No. 1 to the Registration Statement with the SEC. This Amendment No. 1 is being filed to update (i) Item 10 to the Schedule TO and (ii) Item 12 to the Schedule TO.
This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Item 10.   Financial Statements.
Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:
(c)   Summary Information.   The information set forth under the heading “Summary — Summary Financial Information” of the Prospectus is herein incorporated by reference.
Item 12.   Exhibits.
Item 12(a) of the Schedule TO is hereby amended and supplemented by deleting exhibits (a)(6) and (a)(7), replacing exhibit (a)(1) with the Prospectus which forms a part of Amendment No. 1 to the Registration Statement and adding a letter of transmittal as exhibit (a)(15).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ECHOSTAR CORPORATION
Date: November 1, 2024	By: /s/ Paul W. Orban Name: Paul W. Orban
Title: Executive Vice President and Chief Financial Officer, DISH

EXHIBIT INDEX
(a)(1)*	Prospectus, dated November 1, 2024 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by EchoStar Corporation on November 1, 2024).
(a)(15)*	Letter of Transmittal.

*
Filed herewith.